Exhibit 23.2



                         INDEPENDENT AUDITORS' CONSENT


The Board of Directors
of Niku Corporation:


We consent to the incorporation by reference in the registration statement on Form S-8 of Niku Corporation and subsidiaries of our report dated February 21, 2003, except as to Note 12, which is as of June 2, 2003, Note 18, which is as of May 13, 2003, Note 3, which is as of May 23, 2003 and Note 10 which is as of July 23, 2003, with respect to the consolidated balance sheets of Niku Corporation and subsidiaries as of January 31, 2003 and 2002, and the related consolidated statements of operations and comprehensive loss, stockholders' equity (deficit), and cash flows for each of the years in the three-year period ended January 31, 2003, and the related financial statement schedule, which report appears in the January 31, 2003 annual report on Form 10-K of Niku Corporation incorporated herein by reference.


/s/ KPMG LLP

Mountain View, California
January 6, 2004